    As Filed With The Securities and Exchange Commission On November 10, 1999
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                        AMENDMENT NO. 2 TO SCHEDULE 13E-4
                          ISSUER TENDER OFFER STATEMENT
      (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                              OSHKOSH B'GOSH, INC.
                                (Name of Issuer)

                              OSHKOSH B'GOSH, INC.
                      (Name of Person(s) Filing Statement)

     CLASS A COMMON STOCK                           CLASS B COMMON STOCK
(Title of Class of Securities)                 (Title of Class of Securities)

            688222 206                                     688222 306
(CUSIP Number of Class of Securities)      (CUSIP Number of Class of Securities)


                               DAVID L. OMACHINSKI
              VICE PRESIDENT, TREASURER AND CHIEF FINANCIAL OFFICER
                              OSHKOSH B'GOSH, INC.
                                112 OTTER AVENUE
                            OSHKOSH, WISCONSIN 54901
                                 (920) 231-8800
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 ---------------

                                 With a Copy to:
                             STEVEN R. DUBACK, ESQ.
                               QUARLES & BRADY LLP
                            411 EAST WISCONSIN AVENUE
                         MILWAUKEE, WISCONSIN 53202-4497

                                 OCTOBER 4, 1999
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                                 ---------------

         This Amendment No. 2 amends and supplements the issuer tender offer statement on Schedule 13E-4, dated October 4, 1999, as previously amended by Amendment No. 1 dated October 18, 1999, filed by OshKosh B'Gosh, Inc. (the "Company") and relating to its offer to purchase up to 4,500,000 shares of its Class A Common Stock ("Class A Shares") and up to 100,000 shares of its Class B Common Stock ("Class B Shares") at a price not in excess of $21.00 nor less than $18.50 per Share in cash upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 4, 1999, and related documents. The Offer commenced on October 4, 1999, and expired at midnight, Eastern time, on November 2, 1999. A total of 3,498,300 Class A Shares were accepted at a purchase price of $21.00 per share and a total of 6,805 Class B Shares were accepted at a purchase price of $21.00 per share. As of September 30, 1999, the Company had issued and outstanding 14,022,481 Class A Shares and 2,248,218 Class B Shares. Following the purchase of Shares properly tendered in the Offer, the Company has approximately 10,614,219 Class A Shares and 2,240,725 Class B Shares outstanding. On November 3, 1999, the Company issued a press release announcing the preliminary results of the Offer, a copy of which is filed as Exhibit
(a)(13) hereto and is incorporated by reference.

ITEM 1.           SECURITY AND ISSUER.

         (a) The issuer of the securities to which this Amendment No. 2 to
Schedule 13E-4 relates is the Company, and the address of its principal executive office is 112 Otter Avenue, Oshkosh, Wisconsin, 54901.

         (b) This Amendment No. 2 to Schedule 13E-4 relates to the offer by the Company to purchase 4,500,000 Class A Shares and 100,000 Class B Shares (collectively, the "Shares"), of which 14,022,481 Class A Shares and 2,248,218 Class B Shares were outstanding as of September 30, 1999, at a price not in excess of $21.00 nor less than $18.50 per Share in cash upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 4, 1999 (the "Offer to Purchase"), in the letter dated October 18, 1999, and the press release attached to that letter concerning the Company's third quarter earnings (the "Supplemental Letter"), and in the related Letter of Transmittal and Option Exercise Form, which together constitute the "Offer," copies of which are attached as Exhibits (a)(1), (a)(2), (a)(4) and (a)(12), respectively, and incorporated herein by reference. The Class B Shares are not registered under the Securities Exchange Act of 1934, as amended. Officers and directors of the Company were permitted to participate in the Offer on the same basis as the Company's other shareholders, and some of them did so, as follows:


                                                              CLASS A          CLASS B
DIRECTOR OR OFFICER                                         SHARES SOLD      SHARES SOLD
-------------------                                         -----------      -----------
Shirley A. Dawe                                                6,000               0
Stig A. Kry                                                    8,000               0
Orren J. Bradley                                              10,000             100
Barbara Widder-Lowry                                           9,100               0
Paul A. Lowry                                                  6,900               0
Donald M. Carlson                                             10,350               0
                                                            -----------      -----------
       Total                                                  50,350             100

                                       2

The Company also has been advised that certain members of the Wyman and Hyde families who are parties to the cross purchase agreement described in Section 11 of the Offer to Purchase (including family members who serve as officers and directors of the Company), sold an aggregate of 287,960 Class A Shares to unrelated persons in independent market transactions during the period that the Offer was open. The actual sales were as follows:

                           NAME                                 CLASS A SHARES
                           ----                                 --------------
Douglas W. Hyde and immediate family                                  0 Shares

Michael D. Wachtel and immediate family                          38,300 Shares

William F. Wyman and immediate family                           104,660 Shares

Other members of the Wyman and Hyde families                    145,000 Shares

Subject to the foregoing information, the information set forth in "The Offer--Section 1, Number of Shares; Proration" and "The Offer--Section 11, Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in "The Offer--Section 1, Number of Shares; Proration" and "The Offer--Section 8, Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

     (d)  Not applicable.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in "The Offer--Section 9, Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference. The aggregate purchase price of all Shares properly tendered was $73,607,205.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a)-(j) The information set forth in "The Offer--Section 2, Purpose of the Offer; Certain Effects of the Offer," "The Offer--Section 9, Source and Amount of Funds," "The Offer--Section 10, Certain Information Concerning the Company,""The Offer--Section 11, Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" and "The Offer--Section 12, Effects of the Offer on the Market for Shares; Registration Under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

     The information set forth in "The Offer--Section 11, Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The information set forth in "The Offer--Section 2, Purpose of the Offer; Certain Effects of the Offer," "The Offer--Section 9, Source and Amount of Funds" and "The Offer--Section 11, Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. PERSONS RETAINED, EMPLOYED, OR TO BE COMPENSATED.

     The information set forth in "The Offer--Section 16, Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 7. FINANCIAL INFORMATION.

     (a)-(b) The information set forth in "The Offer--Section 10, Certain Information Concerning the Company" of the Offer to Purchase is incorporated herein by reference, the information set forth in Item 8, "Financial Statements and Supplementary," of the Company's Annual Report on Form 10-K for the year ended January 2, 1999, filed as Exhibit (g)(1) hereto, is incorporated herein by reference, and the information set forth in Item 1, "Financial Statements," of the Company's Quarterly Report on Form 10-Q for the quarter ended October 2, 1999, filed as Exhibit (g)(3) hereto, is incorporated herein by reference. The information contained in the Supplemental Letter (including the attached press release) is also hereby incorporated by reference.

ITEM 8. ADDITIONAL INFORMATION.

     (a)  Not applicable.

     (b) The information set forth in "The Offer--Section 13, Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in "The Offer--Section 12, Effect of the Offer on the Market for Shares; Registration Under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

     (d)  Not applicable.

     (e) The information set forth in the Offer to Purchase, the Letter of Transmittal and the Option Election Form is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

  (a)(1)  Form of Offer to Purchase, dated October 4, 1999.*

     (2) Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on Form W-9).*

     (3)  Overview of Questions and Answers.*

     (4)(a) Form of Memorandum dated October 4, 1999, to holders of options for Class A Shares; (b) Instructions for Tender of Option Shares; and (c) Option Election Form.*

     (5)  Form of Notice of Guaranteed Delivery.*

     (6) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

     (7) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

     (8)  Text of Press Release issued by the Company, dated October 1, 1999.*

     (9)  Form of Summary Advertisement, dated October 4, 1999.*

     (10) Form of Letter to Shareholders of the Company, dated October 4, 1999, from Douglas W. Hyde, Chairman and Chief Executive Officer of the Company.*

     (11) Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.*

     (12) Supplemental Letter to Shareholders of the Company, dated October 18, 1999, from Douglas W. Hyde, Chairman and Chief Executive Officer of the Company, and attached press release dated October 18, 1999. **

     (13) Text of Press Release issued by the Company, dated November 3, 1999.


(b)  Commitment Letters dated September 22, 1999.*

(c)  Not applicable.

(d)  Not applicable.

(e)  Not applicable.

(f)  Not applicable.

(g)(1) The information set forth in Item 8, "Financial Statements and Supplementary," of the Company's Annual Report on Form 10-K for the year ended January 2, 1999.

   (2) The information set forth in Item 1, "Financial Statements," of the Company's Quarterly Report on Form 10-Q for the quarter ended October 2, 1999.
--------------
*   Previously filed with Schedule 13E-4.

**  Previously filed with Amendment No. 1 to Schedule 13E-4.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule 13E-4 is true, complete and correct.



                              OSHKOSH B'GOSH, INC.


                              By:   /s/  David Omachinski
                                    -----------------------------------
                              Name:      David L. Omachinski
                              Title:     Vice President, Treasurer and Chief
                                         Financial Officer


November 10, 1999

FOR IMMEDIATE RELEASE:
     Wednesday, November 3, 1999

CONTACT:
     David L. Omachinski
     OshKosh B'Gosh, Inc.
     920/232-4140


                         OSHKOSH B'GOSH, INC. ANNOUNCES
             PRELIMINARY RESULTS OF DUTCH AUCTION SELF TENDER OFFER

     OSHKOSH, WISCONSIN--(PR NEWSWIRE) NOVEMBER 3, 1999--Oshkosh B'Gosh, Inc. (NASDAQNMS-GOSHA) announced today that preliminary accounting by Harris Trust & Savings Bank, the depository for the Company's "Dutch auction" self tender offer which expired on November 2, 1999, indicates that, subject to final verification, 3,499,697 shares of Class A common stock and 6,805 shares of Class B common stock have been accepted for purchase at a price of $21.00 per share for all shares. Of the approximately 3,506,502 shares tendered, approximately 415,493 shares were tendered pursuant to guaranteed delivery.

     The self-tender offer commenced on October 4, 1999 and expired at midnight, Eastern Daylight time, on November 2, 1999. Prior to the self tender offer, OshKosh B'Gosh, Inc. had 14,022,481 shares of Class A common stock and 2,248,218 shares of Class B common stock outstanding. Following the purchase of shares tendered in the sale, OshKosh B'Gosh, Inc. will have approximately 10,590,284 shares of Class A common stock outstanding and 2,241,413 shares of Class B common stock outstanding.

     Payment for shares properly tendered will be made on or about November 8, 1999, subject to proper delivery of shares in accordance with the terms of the offer.

     OshKosh B'Gosh, Inc. is best known as a premier marketer of quality children's apparel, available in over 80 countries around the world. The Company is headquartered in Oshkosh, Wisconsin.